SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.    )*

MILESTONE SCIENTIFIC INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

59935P100

(CUSIP Number)

BP4 S.r.l.

c/o Innovest S.p.A.

Corso Venezia 44

Milan, Italy 20121

Tel: +39 02 231 64798 Fax: +39 02 231 61949

Copy to:

Ettore A. Santucci, Esq.

Goodwin Procter LLP

Exchange Place

53 State Street

Boston, Massachusetts 02109

Tel: (617) 570-1000 Fax: (617) 523-1231

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.l3d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59935P100	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS BP4 S.r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,750,491
	8.	SHARED VOTING POWER - 0 -
	9.	SOLE DISPOSITIVE POWER 4,750,491
	10.	SHARED DISPOSITIVE POWER - 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,491
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 59935P100	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Innovest S.p.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,750,491
	8.	SHARED VOTING POWER - 0 -
	9.	SOLE DISPOSITIVE POWER 4,750,491
	10.	SHARED DISPOSITIVE POWER - 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,491
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 59935P100	13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Giandomenico Trombetta
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,750,491
	8.	SHARED VOTING POWER - 0 -
	9.	SOLE DISPOSITIVE POWER 4,750,491
	10.	SHARED DISPOSITIVE POWER - 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,491
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 59935P100	13D	Page 5 of 11 Pages

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D relates to shares of common stock, $0.001 par value (the “Common Stock”), including shares of Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”) (together, the “Shares”) of Milestone Scientific Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 220 S. Orange Avenue, Livingston, New Jersey 07039.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) — (c). This statement is being filed by the following persons:

(i)	BP4 S.r.l. (“BP4”), an Italian Società a Responsabilità Limitata;

(ii)	Innovest S.p.A. (“Innovest”), an Italian Società per Azioni specialized in private equity and distressed equity investments, and the controlling shareholder of BP4; and

(iii)	Mr. Giandomenico Trombetta, a shareholder and director of each of BP4 and Innovest.

Each of BP4, Innovest and Mr. Trombetta is sometimes referred to herein as a “Reporting Person” and together, as the “Reporting Persons.”

Each of BP4 and Innovest is principally engaged in the business of investing in securities. The principal occupation of Mr. Trombetta is serving as a director and officer of Innovest and its affiliates, including BP4.

Set forth on Schedule A attached hereto is the name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each of the directors and executive officers of BP4 and Innovest as of the date hereof.

The business address and principal executive offices of each of BP4 and Innovest, and their executive officers and directors are c/o Innovest S.p.A., Corso Venezia 44, Milan, Italy 20121.

Item 2 (d) — (e). During the last five years, none of the persons identified in this Item 2 or in Schedule A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Each natural person identified in this Item 2 is a citizen of Italy.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

BP4 used its own assets to purchase the Shares directly owned by BP4. The aggregate amount of funds used to purchase the 2,000,000 shares of Common Stock and 7,000 shares of the Company’s Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), was $10,000,000.

ITEM 4.	PURPOSE OF TRANSACTION.

On May 14, 2014, BP4 acquired 2,000,000 shares of Common Stock and 7,000 shares of Series A Preferred Stock from the Issuer in a private placement pursuant to an Investment Agreement, dated April 15, 2014, between BP4 and the Issuer (the “Investment Agreement”). Pursuant to the Investment Agreement, the Reporting Person has the right to elect one person to the Issuer’s Board of Directors.

BP4 acquired the Shares held by it for investment purposes. The Reporting Persons also intend to participate in and influence the affairs of the Issuer through exercise of their rights to nominate a director to the Issuer’s Board of Directors pursuant to the Investment Agreement and through their voting rights with respect to all of their Shares. Mr. Trombetta currently serves as the representative of the Reporting Persons on the Issuer’s Board of Directors, and also as the President and Chief Executive Officer of the Issuer’s dental division.

CUSIP No. 59935P100	13D	Page 6 of 11 Pages

Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of any Common Stock or any securities exercisable for or convertible into Common Stock, each Reporting Person, consistent with its investment purpose, at any time and from time to time may directly or indirectly acquire additional Common Stock or associated rights or securities exercisable for or convertible into Common Stock or dispose of any or all of its Common Stock or its associated rights or securities exercisable for or convertible into Common Stock depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

In addition, BP4, solely in its capacity as a stockholder of the Issuer, Innovest, in its capacity as controlling shareholder of BP4, and Mr. Trombetta, as a director and shareholder of each of BP4 and Innovest, may engage in communications with one or more other shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board of Directors of the Issuer and/or one or more representatives of the Issuer with respect to matters relating to the Issuer, including but not limited to its operations. Each of the Reporting Persons, in such capacities, may discuss ideas that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above and any plans or proposals that may from time to time be discussed or considered by the board of directors of the Issuer, including Mr. Trombetta, in their fiduciary capacities as directors, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)

BP4 beneficially owns and has sole voting and dispositive power with respect to 2,000,000 shares of Common Stock and 7,000 shares of Series A Preferred Stock, convertible into 2,750,491 shares of Common Stock, which in the aggregate represent beneficial ownership of 23.9% of the total outstanding Common Stock of the Issuer.

Innovest, through its control of BP4, beneficially owns and has sole voting and dispositive power with respect to all 2,000,000 shares of Common Stock and 7,000 shares of Series A Preferred Stock directly owned by BP4.

Mr. Trombetta, through his control of Innovest, beneficially owns and has sole voting and dispositive power with respect to all 2,000,000 shares of Common Stock and 7,000 shares of Series A Preferred Stock directly owned by BP4.

The percentage beneficial ownership of the Reporting Persons described above is calculated based upon (i) the 17,905,465 shares of Common Stock outstanding as of May 13, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 13, 2014, and (ii) in accordance with Rule 13d-3 under the Act, assuming the conversion of the 7,000 shares of Series A Preferred Stock into 2,750,491 shares of Common Stock for the Reporting Persons only.

The Series A Preferred Stock is initially convertible into Common Stock at $2.545 per share and, if not earlier converted, is mandatorily convertible into Common Stock at the end of five years at $2.545 per share, or $1.50 per share if certain conditions have not been met, with such conversion prices subject to anti-dilution adjustments. The Preferred Stock participates in dividends on an as-converted basis only when, as and if declared on the underlying Common Stock.

Except as indicated in this Item 5 or as set forth below, no Reporting Person nor, to the knowledge of the Reporting Persons, any person identified on Schedule A hereto, owns beneficially, or has any right to acquire, directly or indirectly, any shares of Common Stock.

CUSIP No. 59935P100	13D	Page 7 of 11 Pages

(c) Except as set forth herein, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A hereto, has effected any transaction during the past 60 days in any shares of Common Stock.

(d) Except as set forth herein, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

Item 5 (e). Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Stock Purchase Agreement

The Issuer entered into the Investment Agreement with the Reporting Person, pursuant to which the Reporting Person acquired the (a) shares of Common Stock reported herein and (b) the shares of Series A Preferred Stock that are convertible, at the option of the Reporting Person, into shares of Common Stock. The foregoing description of the Investment Agreement is intended as a summary only and is qualified in its entirety by reference to the Investment Agreement, which is filed as Exhibit A to this Schedule 13D and incorporated by reference herein.

The Registration Rights Agreement

In connection with the closing of the transactions contemplated by the Investment Agreement, the Issuer entered into a Registration Rights Agreement, dated as of May 14, 2014 (the “Registration Rights Agreement”), with the Reporting Person, pursuant to which the Issuer granted registration rights to the Reporting Person with regard to the Common Stock held by each Investor. Under the Registration Rights Agreement, BP4 has certain limited demand registration rights and piggyback rights, subject to customary underwriter cutbacks and issuer blackout periods. The Reporting Person will pay all fees and expenses relating to the registration of the Common Stock pursuant to the Registration Rights Agreement. The foregoing description of the Registration Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit B to this Schedule 13D and incorporated by reference herein.

Certificate of Designation

The Issuer filed a Certificate of Designation with the Secretary of State of the State of Delaware on May 14, 2014 that, among other things, sets forth the preferential and protective provisions of the Series A Preferred Stock. The foregoing description of the terms of the Certificate of Designation is intended as a summary only and is qualified in its entirety by reference to the Certificate of Designation, which is filed as Exhibit C to this Schedule 13D and incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

A	Investment Agreement, dated as of April 15, 2014, between Milestone Scientific Inc. and BP4 S.r.l. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 18, 2014).

B	Registration Rights Agreement, dated as of May 14, 2014, by and among Milestone Scientific Inc. and BP4 S.r.l.

C	Milestone Scientific Inc. Form of Certificate of Designation of Series A Preferred Stock (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 18, 2014).

CUSIP No. 59935P100	13D	Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 27, 2014

BP4 S.r.l.

By:	/s/ Giandomenico Trombetta
Name: Giandomenico Trombetta
Title: Director

Innovest S.p.A.

By:	/s/ Giandomenico Trombetta
Name: Giandomenico Trombetta
Title: Director

Giandomenico Trombetta

/s/ Giandomenico Trombetta
Giandomenico Trombetta

CUSIP No. 59935P100	13D	Page 9 of 11 Pages

Schedule A

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of BP4 S.r.l. (“BP4”) are set forth below. Except as noted below, each such person has no other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by BP4).

Name	Present Principal Occupation or Employment	Citizenship
Giandomenico Trombetta	Director, Chief Executive Officer of BP4 and Innovest	Italy

Cesare Lorenzo Ferrari di Valbona	Director of BP4 and Innovest, and business consultant	Italy

Luca Morello	Director of BP4 and Partner (BoD member) of Phinance Partners S.p.A	Italy

Federico Scrocco	Director of BP4 and private investor	Italy

Mario Petracco	Director BP4 and financial director of Nice Group SpA	Italy

CUSIP No. 59935P100	13D	Page 10 of 11 Pages

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Innovest S.p.A. (“Innovest”) are set forth below. Except as noted below, each such person has no other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by Innovest).

Name	Present Principal Occupation or Employment	Citizenship
Giandomenico Trombetta	Director, Chief Executive Officer of BP4 and Innovest	Italy

Cesare Lorenzo Ferrari di Valbona	Director of BP4 and Innovest, and business consultant	Italy

Andrea Ruggeri	Director of Innovest	Italy

Giovanni Crespi	Director of Innovest	Italy

Nicola Scolamacchia	Director of Innovest and Director of Hotel Astra S.r.l.	Italy

CUSIP No. 59935P100	13D	Page 11 of 11 Pages

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of May 27, 2014.

BP4 S.r.l.

By:	/s/ Giandomenico Trombetta
Name: Giandomenico Trombetta
Title: Director

Innovest S.p.A.

By:	/s/ Giandomenico Trombetta
Name: Giandomenico Trombetta
Title: Director

Giandomenico Trombetta

/s/ Giandomenico Trombetta
Giandomenico Trombetta